EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Sypris Solutions, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.01 par value per share (“Common Stock”). All references to the “Company,” “we,” “us” and “our” refer to Sypris Solutions, Inc.

The following summary of our capital stock is subject to and qualified in its entirety by reference to our Certification of Incorporation, as amended (our “Charter”) and our Amended and Restated Bylaws (our “Bylaws”), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Charter and Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 30,000,000 shares of Common Stock, 10,000,000 shares of nonvoting common stock, $0.01 par value per share (“Nonvoting Common Stock”), and 1,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). The outstanding shares of Common Stock are fully paid and non-assessable. There are no shares of Nonvoting Common Stock or Preferred Stock currently outstanding.

Classification of the Board of Directors

The Board of Directors is divided into three classes as nearly equal in number as possible and are elected to serve for a term of office expiring at the third succeeding annual meeting of stockholders following their election. In the event of any increase or decrease in the number of authorized directorships, the newly created or eliminated directorships will be apportioned by the Board of Directors among the classes as equally as possible. All directors hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation or removal of any director. Whenever, a vacancy occurs on the Board of Directors, a majority of the remaining directors, although less than a quorum, has the power to fill the vacancy by electing a successor director to fill that portion of the unexpired term resulting from the vacancy. Directors elected to fill a vacancy hold office until the term of the class to which they have been elected expires.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

No Other Rights or Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Preferred Stock

The Board of Directors is authorized to issue from time to time up to 1,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and other special rights, and the qualifications, limitations, and restrictions of each series, without further vote or action by our stockholders. The issuance of any Preferred Stock could dilute the voting power or otherwise adversely affect the rights of the Common Stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Charter provides that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our corporate secretary.

Generally, to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 10 days nor more than 60 days prior to the scheduled date of the meeting, regardless of any postponement, deferral or adjournment of that meeting to a later date. Our Charter also specifies requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Certain provisions of our Charter and Bylaws concern matters of corporate governance and the rights of stockholders. These provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which stockholders may deem to be in their best interests. These provisions, together with our classified board structure, also could delay or frustrate the removal of incumbent directors even if the removal of incumbent directors would be considered beneficial to some of our stockholders.

In addition, the following provisions of our Charter and Bylaws could be deemed to have an anti-takeover effect.

No Stockholder Action by Written Consent

No action may be taken by our stockholders without a meeting.

Calling of Special Meetings of Stockholders

Special meetings of stockholders may only be called by the Board of Directors or by stockholders holding not less than 80% of all shares entitled to cast votes at the meeting.

Supermajority Vote to Amend Certain Provisions

The affirmative vote of the holders of not less than 80% of all shares of capital stock of the Company issued and outstanding and entitled to vote is required to amend or repeal, or to adopt any provision inconsistent with the provisions of the Charter regarding the Company’s classified board structure, stockholder action by written consent or the calling of special meetings of stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A